UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            General Components, Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36938Q103
       ------------------------------------------------------------------
                                 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 23, 2004
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

  CUSIP No. 36938Q103          13D                             Page 2 of 6 Pages
--------------------------------------------------------------------------------

------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ------------------------------------------------------------------------
        Dan Zheng Lee
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)
                                                                 (b)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------------------------ ------- -----------------------------------------------
                                 SOLE VOTING POWER
                         7
                                 9,256,832
   NUMBER OF             ------- -----------------------------------------------
     SHARES                      SHARED VOTING POWER
  BENEFICIALLY           8
    OWNED BY                     N/A
      EACH               ------- -----------------------------------------------
   REPORTING                     SOLE DISPOSITIVE POWER
  PERSON WITH            9
                                 9,256,832
                         ------- -----------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                 N/A
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,256,832
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.26%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.001 per share ("Common Stock"), of General Components, Inc., a Nevada corporation (the "Company") issuable upon conversion of the Company's Series A preferred stock, par value $.001 per share (the "Series A Preferred Stock"). Each share of Series A Preferred Stock is convertible into eight shares of Common Stock. Holders of the Series A Preferred Stock vote together with the Common Stock on an as-converted basis The address of the Company's principal executive office is Suite 2021, 20/F, Two Pacific Place, 88 Queensway, Hong Kong.

Item 2.   Identity and Background.

          (a)       This Schedule 13D is being filed by Dan Zheng Lee.

          (b) Ms. Lee's home address is 2 Hudson Court, Franklin Park, New Jersey 08823.

          (c) Ms. Lee is Director of Strategic Sourcing, Emerson Power Transmission situated at 909 N. Lafayette Street, Valparaiso, IN 46385.

          (d) During the past five years, Ms. Lee has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the past five years, Ms. Lee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       Ms. Lee is a citizen of the United States of America.

Item 3.   Source and Amount of Funds and Other Consideration.

          In connection with the share exchange and subsequent recapitalization of the Company, 1,157,104 shares of Series A Preferred Stock (9,256,832 shares of Common Stock on an as-converted basis) were issued to Ms. Lee by the Company in exchange for the transfer and assignment of 2,000,000 shares of common stock of General Components, Inc., a corporation formed under the laws of the Cayman Islands ("GCI Cayman"), pursuant to the terms of a share exchange agreement dated September 24, 2004 by and among the Company, each of the persons listed on Exhibit A thereto referred to as the Acquiror Shareholders, each of the Persons listed on Exhibit B thereto referred to as the Shareholders and GCI Cayman (the "Share Exchange Agreement"). A copy of the Share Exchange Agreement is attached hereto as an exhibit.

Item 4.   Purpose of Transaction.

          Ms. Lee acquired his shares pursuant to the Share Exchange Agreement. The purpose of the acquisition and the exchange was for the Company to obtain 100% ownership of GCI Cayman, which has business operations in China and the United States.

                               Page 3 of 6 Pages.

             Ms. Lee does not have any plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

          (j)       any similar action to those enumerated above.

Item 5.   Interest in Securities of the Company.

          (a) Ms. Lee is the beneficial owner of an aggregate of 9,256,832 shares of Common Stock, representing approximately 9.26% of the total issued and outstanding shares of Common Stock.

          (b) Ms. Lee has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 9,256,832 shares of Common Stock beneficially owned by him.

          (c)       Other than the acquisition of the shares as reported in this
                    Schedule 13D, Ms. Lee has not effected any transactions with respect to the Common Stock of the Company in the past 60 days.

          (d) To the knowledge of Ms. Lee, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

          (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Ms. Lee is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.   Materials to be Filed as Exhibits.

(1)       Share Exchange Agreement, dated September 24, 2004


                               Page 4 of 6 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2005                          By:  /s/ Dan Zheng Lee
       --------------                               -------------------------
                                              Name: Dan Zheng Lee


                               Page 5 of 6 Pages

                                  EXHIBIT INDEX


(1)       Share Exchange Agreement, dated September 24, 2004


                               Page 6 of 6 Pages